Exhibit 23.3

Consent of iData Research, Inc.

We hereby consent to (1) the use of and references to our name in the prospectus included in the registration statement on Form S-1 of K2M Group Holdings, Inc. (the “Company”) and any amendments thereto (the “Registration Statement”); including, but not limited to, under the “Industry and Market Data,” “Summary,” and “Business” sections and (2) the filing of this consent as an exhibit to the Registration Statement by the Company for the use of our data and information cited in the above-mentioned sections with data reference points outlined and described expressly within Schedule I (attached to this document) only. Any data or information not appearing within Schedule I is not authorized for use and does not form part of this consent exhibit.

The data and information used in the Registration Statement, including, but not limited to, under the “Summary,” and “Business” sections and described on Schedule I hereto, are obtained from our reports titled:

US Market for Spinal Implants & VCF

European Markets for Spinal Implants & VCF

Latin American Markets for Spinal Implants & VCF

Asia/Pacific Markets for Spinal Implants & VCF

Chinese & Taiwanese Markets for Spinal Implants, MIS & VCF

US Market for Minimally Invasive Spinal Devices

European Markets for Minimally Invasive Spinal Device

Latin American Markets for Minimally Invasive Spinal Devices

Asia/Pacific Markets for Minimally Invasive Spinal Devices

US Market for Orthopedic Biomaterials

European Markets for Orthopedic Biomaterials

Japan Market for Orthopedic Biomaterials

China Market for Orthopedic Biomaterials

India Market for Orthopedic Biomaterials

Asia Pacific Markets for Orthopedic Biomaterials

By:	/s/ Kamran Zamanian
Kamran Zamanian
CEO
iData Research, Inc.

March 12th, 2014

Schedule I

The information listed below and appearing in the “Summary” section of the prospectus:

During our 10 year history, we have commercialized 57 product lines that are used in complex spine surgery, MIS and degenerative procedures, enabling us to favorably compete in the $10.0 billion global spinal surgery market.

According to iData Research, Inc., or iData, the global spine surgery market was valued at approximately $10.0 billion in 2012 and is expected to grow to $14.9 billion by 2019.

Complex Spine: We believe the $1.2 billion global complex spine market has been underserved and underdeveloped by major spine market competitors, which generally focus on the larger degenerative spine market.

MIS: We believe the overall improvement to the standard of care resulting from the introduction of new MIS products will increase demand and drive growth in the $1.4 billion MIS market.

Degenerative Spine: We believe that several factors will continue to influence the growth in the $6.0 billion global degenerative spine market, including aging patient demographics, increased life expectancies, the desire for maintaining and/or improving lifestyles and demand from patients and surgeons for innovative technologies and techniques that enable simplified surgical procedures, faster procedure times and improved clinical outcomes.

Biomaterials: The $1.5 billion biomaterials market includes products that are used by spine surgeons during the surgical treatment of certain complex spine and degenerative pathologies to augment spinal implants and to promote fusion by accelerating, augmenting or substituting for the normal regenerative capacity of bone.

The information listed below and appearing in the “Industry and Market Data” section of the prospectus:

Within this prospectus, we reference information and statistics regarding the medical device and spinal surgery industries. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. iData Research, Inc., the primary source for third-party market data and industry statistics and forecasts included in this prospectus, was contracted by us to compile this information. iData does not guarantee the performance of any company about which it collects and provides data. Nothing in the iData data should be construed as advice. Some data and other information are also based on the good faith estimates of management, which are derived from our review of internal surveys and independent sources. We believe that these external sources and estimates are reliable, but have not independently verified them.

The information listed below and appearing in the “Business” section of the prospectus:

During our 10 year history, we have commercialized 57 product lines that are used in complex spine surgery, MIS and degenerative surgery, enabling us to favorably compete in the $10.0 billion global spinal surgery market.

According to iData, the global spine surgery market was valued at approximately $10.0 billion in 2012 and is expected to grow to $14.9 billion by 2019. The table below provides the estimated size of the 2012 global spine market:

	2012 Estimated Global Spine Market Size
			(dollars in millions)
	United States	Europe	Asia- Pacific	Latin America	Total
Complex Spine	$855	$112	$170	$51	$1,188
MIS	$1,195	$66	$87	$25	$1,372
Degenerative	$3,816	$909	$958	$284	$5,967

Spine Implants and Instrumentation	$5,866	$1,086	$1,215	$360	$8,527
Biomaterials(1)	$1,284	$26	$198	*	$1,509

Total	$7,150	$1,113	$1,413	$360	$10,036

*	Not included in market sizing estimates
(1)	We report revenue related to the sale of biomaterials as part of our complex spine,MIS and degenerative spine revenue categories.

Source: iData Research, Inc.

The approximately $1.2 billion global complex spine market includes technologies utilized to treat cases of spine deformity, trauma and tumor.

The approximately $1.4 billion global MIS market includes technologies utilized in treating both complex spine and degenerative spine disorders through minimally invasive approaches to the spine.

The approximately $6.0 billion global degenerative spine market includes technologies and techniques utilized to treat degenerative spine disorders.

We plan to leverage our product development process, robust intellectual property portfolio, key opinion leader expertise, compliance infrastructure, comprehensive training and education programs, investments in inventory and global sales and marketing infrastructure to effectively distribute our products and continue our expansion in the approximately $10.0 billion global spine market.